UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment 2)

Under the Securities Exchange Act of 1934*

IDM PHARMA, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

449394105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 449394105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sanofi-Aventis Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER 1,986,740 shares
6. SHARED VOTING POWER 0 shares
7. SOLE DISPOSITIVE POWER 1,986,740 shares
8. SHARED DISPOSITIVE POWER 0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,740 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12.	TYPE OF REPORTING PERSON* CO

Item 1	(a).	Name of Issuer:

IDM PHARMA, INC.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

5820 Nancy Ridge Drive, San Diego CA 92121

Item 2	(a).	Name of Person Filing:

Sanofi-Aventis

Item 2	(b).	Address of Principal Business Office, or if none, Residence:

174 avenue de France
75013 Paris
France

Item 2	(c)	Citizenship:

The Republic of France

Item 2	(d).	Title of Class of Securities:

Common Stock of IDM PHARMA, INC., par value $0.01 per share

Item 2	(e).	CUSIP Number:

449394105

Item 3.		Item 3 is not applicable.

Item 4	(a).	Amount Beneficially Owned:

1,986,740 shares

Item 4	(b).	Percent of Class:

7.9% (based on 25,148,380 shares declared outstanding as of November 7, 2007)

Item 4	(c).	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,986,740 shares

(ii) Shared power to vote or to direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

1,986,740 shares

(iv) Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class:

Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group:

Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

Date: February 11, 2008	By:	/s/ Laurence Debroux
Laurence Debroux
Senior Vice President
Chief Financial Officer